UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-7891

Donaldson Company, Inc.

(Exact name of registrant as specified in its charter)

1400 West 94th Street

Minneapolis, Minnesota 55431

(952) 887-3131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights

(which expired on March 3, 2006) (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $5.00 per share

Preferred Stock Purchase Rights (issued March 3, 2006) (2)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Donaldson Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 3, 2006	By: /s/ Norman C. Linnell
	Name:	Norman C. Linnell
	Title:	Authorized Signatory

_____________________

(1) The Preferred Stock Purchase Rights referenced herein (the “1996 Rights”) expired on March 3, 2006, pursuant to the terms of the Rights Agreement, dated as of January 12, 1996, by and between the Registrant and Wells Fargo Bank, N.A. (as successor in interest to Norwest Bank Minnesota, N.A.), as Rights Agent. The Registrant filed a Form 8-A to register the 1996 Rights on February 27, 1996.

(2) The Preferred Stock Purchase Rights referenced herein (the “2006 Rights”), were issued pursuant to the Rights Agreement, dated as of January 27, 2006, by and between the Registrant and Wells Fargo Bank, N.A., as Rights Agent. The Registrant filed a Form 8-A to register the 2006 Rights on February 21, 2006.

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